Exhibit 99.1

PRESS RELEASE

ROSTELECOM ANNOUNCES RESULTS OF TAX INSPECTION

FOR THE PERIOD 2004 - 2006

Moscow — February 12, 2008 — Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced that it has received a decision on tax claims relating to the Company’s tax filing for the period 2004 - 2006. This follows an inspection undertaken by the Federal Tax Service of Russia’s   № 7 Interregional Inspectorate for the largest taxpayers.

The inspection took place from September to December 2007 and on February 8, 2008 Rostelecom received a tax claim for the fiscal years 2004, 2005 and 2006 (Resolution of the Interregional Inspectorate of the Federal Tax Service). The total amount claimed by the tax authorities is 1.812 billion rubles, of which 1.412 billion rubles represents additional taxes owed by the Company plus 0.4 billion rubles in fines and penalties.

Rostelecom contests the conclusions and claims of the tax authorities and will defend its position in the courts and possibly challenge any administrative order.

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Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•                  Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•                  the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•                  the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•                  the Company’s plans with respect to improving its corporate governance practices;

•                  the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•                  economic outlook and industry trends;

•                  the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•                  other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•                  risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•                  risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•                  risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•                  technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•                  other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom PR Department	Rostelecom IR Department

Tel.:+ 7 499 973 9973	Tel.:+ 7 499 973 9920
Fax:+ 7 499 973 9977	Fax:+ 7 499 972 8222
e-mail: rostelecom@rostelecom.ru	e-mail: rostelecom@rostelecom.ru